Mail Stop 3561

February 21, 2007

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

> **Re: Stem Cell Therapy International, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-SB**
> **Filed January 19, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2006**
> **Filed February 16, 2007**
> **File No. 0-51931**

Dear Mr. Cao:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter correspond to the page numbers in the marked copy of the registration statement provided to us by counsel.

General

1. We note your response to comment 1 in our letter dated December 7, 2006. Please update your financial statements as required by Item 310 of Regulation S-B.

License Agreement with Institute of Cell Therapy, page 21

2. We note your response to comment 2 in our letter dated December 7, 2006. In the fourth paragraph of this section, you state that your licensing agreement with the Institute of Cell Therapy guarantees a minimum purchase of "60 portions per twelve month period." Please describe further one of these

portions that you are required to purchase. Also, in the second paragraph of your Results of Operations section on page 41, you state that you anticipate positive gross margins on future patient services and delivery of your stem cell biological products. Please disclose your reasons for having this belief.

Item 6. Executive Compensation, page 53

3. We note your response to comment 10 in our letter dated December 7, 2006. Please update your disclosure as required by Item 402 of Regulation S-B.

Financial Statements, page F-1

4. We note your response to comment 14 of our letter dated December 7, 2006. Your response letter dated July 27, 2006 stated that the stock price was $1.88 in September 2005, although this does not appear consistent with your Item 1 disclosure on page 59 of Amendment 3. In this regard, we note the high and low prices for the second quarter were .22 and .001, respectively. Please revise, or clarify. Also, please provide to us the closing stock price and exact date when the reverse acquisition closed. Lastly, explain to us and revise your disclosure to clearly explain any liquidation preferences that may exist with your preferred stock. See SFAS no 129.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2006

Item 3. Controls and Procedures

5. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were also effective in that "[m]aterial information…was made known to them by others within those entities, particularly during the period when this report was being prepared." Please revise this part of the definition of disclosure controls and procedures to more accurately state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is "[a]ccumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rules 13a-15(e) and 15d-15(e).

6. We note your response to comment 16 in our letter dated December 7, 2006. In the last sentence of this section, you state that there were no "significant" changes in your internal controls "or in other factors" that have materially affected, or are reasonably like to affect, your internal controls over financial reporting during the most recent fiscal period. Your disclosure does not

appear to specifically address Item 308(c) of Regulation S-B. Please amend your document to state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: M. Richard Cutler, Esq.
         Cutler Law Group
         Via Facsimile